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SEC 1746    Potential persons who are to respond to the collection of
 (2-98) information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                         UNITED STATES              OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION    OMB Number: 3235-0145
                    Washington, D.C. 20549          Expires: October 31, 2002
                                                    Estimated average burden
                                                    hours per response. . . 14.9

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                          Pre-Paid Legal Services, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   740065 10 7
                                 (CUSIP Number)

                                 Thomas W. Smith
                               323 Railroad Avenue
                               Greenwich, CT 06830
                                 (203) 661-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 7


CUSIP No.  740065 10 7

-------------------------------------------------------------------------------
    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         Thomas W. Smith
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS (SEE INSTRUCTIONS):

                         PF and OO (Funds of Managed Accounts)
--------------------------------------------------------------------------------
    5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEMS 2(D) OR 2(E)
                         Not Applicable
--------------------------------------------------------------------------------
    6           CITIZEN OR PLACE OF ORGANIZATION

                         United States
--------------------------------------------------------------------------------
                                   7          SOLE VOTING POWER

            NUMBER OF                               1,254,901
             SHARES                ---------------------------------------------
          BENEFICIALLY             8          SHARED VOTING POWER
          OWNED BY EACH
            REPORTING                               2,780,600
             PERSON                ---------------------------------------------
              WITH                 9          SOLE DISPOSITIVE POWER

                                                    1,254,901
                                   ---------------------------------------------
                                   10         SHARED DISPOSITIVE POWER

                                                    2,780,600
--------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          4,035,501
--------------------------------------------------------------------------------
    12          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                          Not Applicable
--------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          20.0%
--------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON

                          IN
--------------------------------------------------------------------------------


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                                                                     Page 3 of 7


--------------------------------------------------------------------------------
    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         Thomas N. Tryforos
--------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS (SEE INSTRUCTIONS):

                         PF and OO (Funds of Managed Accounts)
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                         Not Applicable
--------------------------------------------------------------------------------
    6           CITIZEN OR PLACE OF ORGANIZATION

                         United States
--------------------------------------------------------------------------------
                                   7          SOLE VOTING POWER

                                                    60,400
            NUMBER OF              ---------------------------------------------
             SHARES                8          SHARED VOTING POWER
          BENEFICIALLY
          OWNED BY EACH                             2,780,600
            REPORTING              ---------------------------------------------
             PERSON                9          SOLE DISPOSITIVE POWER
              WITH
                                                    60,400
                                   ---------------------------------------------
                                   10         SHARED DISPOSITIVE POWER

                                                    2,780,600
--------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,841,000
--------------------------------------------------------------------------------
                CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    12                    Not Applicable
--------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    13                    14.1%
--------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

    14                    IN
--------------------------------------------------------------------------------


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                                                                     Page 4 of 7


Item 1. Security and Issuer

         This statement relates to the common stock, $.01 par value (the "Common Stock") of Pre-Paid Legal Services, Inc., an Oklahoma corporation whose principal executive offices are located at 321 East Main Street, Ada, Oklahoma, 74820.

Item 2. Identity and Background

         (a) - (f) This statement is filed jointly by Thomas W. Smith and Thomas
N. Tryforos (the "Reporting Persons"), each of whom is a private investment manager with a business address at 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has either of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         An aggregate of $60,084,659 of the funds of the Managed Accounts (as hereinafter defined), $23,112,976 of the personal funds of Mr. Smith and $1,166,017 of the personal funds of Mr. Tryforos were used to purchase the shares reported herein.

Item 4. Purpose of Transaction

         As set forth in Item 5, Mr. Smith beneficially owns 3,135,501 shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts") and Mr. Tryforos beneficially owns 2,780,600 shares in his capacity as investment manager for three of the Managed Accounts (collectively, the "Managed Account Shares"). The Managed Accounts consist of:
(i) three private investment limited partnerships of which each of the Reporting Persons is a general partner, (ii) an employee profit-sharing plan of a corporation of which Mr. Smith and Mr. Tryforos are the sole stockholders (and for which the two Reporting Persons are trustees), (iii) certain family members and trusts for the benefit of certain family members of Mr. Smith, and (iv) a private charitable foundation established by Mr. Smith, and (v) a private investment limited partnership of which Mr. Smith is the general partner. In addition, Mr. Smith owns 900,000 shares of common stock for his own account and Mr. Tryforos owns 60,400 shares for his own account (collectively, the "Personal Shares"). Each of the Reporting Persons has acquired beneficial ownership of the Managed Account Shares for the purpose of achieving the investment policies of the Managed Accounts. Mr. Smith and Tryforos have acquired their respective portion of the Personal Shares for investment purposes. Depending upon market conditions, evaluation of alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the

Managed Accounts or other managed accounts or for his own account if he deems it appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

         (a) The aggregate number and percentage (based on information included in the Registration Statement on Form 10-K filed by the Issuer on March 15, 2002, which disclosed that 20,168,524 shares of Common Stock were outstanding as of February 28, 2002) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith - 4,035,501 shares (20.0%); Mr. Tryforos - 2,841,000 shares (14.1%).


         (b) Mr. Smith has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,254,901 shares of Common Stock. Mr. Tryforos has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 60,400 shares of Common Stock. The Reporting Persons together share the power to vote or to direct the vote of and dispose or to direct the disposition of 2,780,600 shares of Common Stock.

         (c) During the sixty (60) days prior to the date of this filing, the Reporting Persons purchased the following shares of Common Stock on the New York Stock Exchange on behalf of the Managed Accounts:

         Date of Purchase      Number of Shares Purchased       Price Per Share

              3/12/02                  700                         $29.30
              3/13/02                2,000                         $28.85

         (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Account Shares.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

      1. Agreement relating to the joint filing of Statement on Schedule 13D dated March, 20, 2002.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  March 20, 2002


                                          /s/ Thomas W. Smith
                                          --------------------------------------
                                              Thomas W. Smith

                                          /s/ Thomas N. Tryforos
                                          --------------------------------------
                                              Thomas N. Tryforos

                                                                       Exhibit 1

                             Joint Filing Agreement


         The undersigned agree that the foregoing Statement on Schedule 13D, dated March 20, 2002, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

         Dated:  March 20, 2002

                                          /s/ Thomas W. Smith
                                          --------------------------------------
                                              Thomas W. Smith

                                          /s/ Thomas N. Tryforos
                                          --------------------------------------
                                              Thomas N. Tryforos